Christian Plaza (703) 456-8006 cplaza@cooley.com	VIA EDGAR

May 10, 2024

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Gary Newberry

Ms. Vanessa Robertson

Ms. Tamika Sheppard

Ms. Laura Crotty

Re:	MapLight Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 12, 2024

CIK No. 0001770069

Ladies and Gentlemen:

On behalf of our client, MapLight Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 24, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR an amendment to the Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on April 12, 2024.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Business

Overview, page 97

1.

We note your response to our prior comment 2 and your newly added disclosure that a head-to-head comparison between ML-004 and an on-label dosage of zolmitriptan was not conducted. As such, please remove your disclosure that the most frequently reported adverse events for ML-004 were consistent with the approved labeling for zolmitriptan for the treatment of migraines throughout the prospectus. You may present objective results of clinical trials but such results should not be compared to other products unless head-to-head studies were conducted.

May 10, 2024

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 99, 121, 125 and 126 of the Amended DRS.

2.

We have considered your response to comment 14. You disclose that you are unable to estimate the likelihood of achieving milestones or future product sales. Under ASC 450- 20-25-1, the likelihood of loss contingencies being confirmed are required to be assessed as either remote, reasonably possible or probable. Please advise us as to whether you have made this assessment of the likelihood for your loss contingencies (as defined in ASC 450-20-20), provided the disclosures required by ASC 450-20-50 and revise this footnote as appropriate. If you consider your loss contingency policy to be a significant accounting policy under ASC 235-10-50-1, disclose this policy in your footnotes.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reviewed the guidance under ASC 450. The Company advises the Staff that it assesses the likelihood and amount of possible loss or range of losses for each of the Company’s agreements and related contractual obligations. Consistent with ASC 450-20-50-5 the Company has included disclosure when a reasonable estimate cannot be made and for loss contingencies that do not meet the criteria in paragraph 450-20-25-2(a). The Company has revised the disclosure on page F-26 of the Amended DRS to elaborate on the Company’s agreements and related contractual obligations and potential loss contingencies. The Company advises the Staff that it does not consider its loss contingency policy to be a significant accounting policy under ASC 235-10-50-1.

* * * *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (703) 456-8006 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Christian Plaza
Christian Plaza

cc: Christopher A. Kroeger, MapLight Therapeutics, Inc.
Kristopher L. Hanson, MapLight Therapeutics, Inc.
Mark Ballantyne, Cooley LLP
Madison A. Jones, Cooley LLP
Katherine Denby, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP